Exhibit 99.1

Maris-Tech Receives Purchase Order of $1.1 Million from a Leading Israeli Defense Company

The purchase order is for the Company’s advanced AI video solutions

REHOVOT, Israel, Dec. 27, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, today announced a major milestone with the receipt of a $1.1 million purchase order for a derivative product of its Jupiter AI platform, from a leading Israeli defense company customer, an existing customer of the Company.

The order received for the Company’s new product, Jade, which is based on a Jupiter AI derivative platform, an advanced and multi-stream codec, is the result of a tight and efficient integration between Maris-Tech’s Jupiter-Nano and Hailo’s Hailo-8™ AI accelerator with up to 26 tera operations per second (TOPS). This integration provides an ultimate hardware and software solution for remote platforms, named “Maris Edge,” enabling video streaming, recording, debriefing and AI at the edge.

“We are extremely proud to have received this purchase order from a respected Israeli defense company which has been working with us for a couple of years. This is the largest purchase order the company has received so far.” said Israel Bar, Chief Executive Officer of Maris-Tech. “Jupiter AI is a powerful and reliable platform, and we are confident that it will deliver exceptional results for our customer. We are excited to see the impact it will have on their operations and look forward to future opportunities to work together.”

“Maris-Tech is committed to continuing to innovate and deliver top-quality Edge AI video streaming solutions to its customers and looks forward to future growth and success,” Bar added.

According to Allied Market Research, the video analytics market is expected to reach $21.7 billion by 2027, registering compound annual growth rate (CAGR) of 22.7% from 2020 to 2027. This growth is being driven by the lightning-speed adoption of AI technologies, the popularity of autonomous platforms, and the need for edge computing to process the masses of data being generated in real-time from these platforms.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the purchase order placed from the leading Israeli defense company, the potential impact the platform of the Jupiter AI will have on our customer’s operations and the future opportunities to work together. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com